Exhibit 6.15

LEASE AGREEMENT

THIS LEASE AGREEMENT (“Lease”) is made this 8 day of December 2023, by and between MAIN & MAIN RORO PROPERTY OWNER, LLC, a Delaware limited liability company (the “Landlord”) and AUDACY ARIZONA, LLC, a Delaware limited liability company (the “Tenant”). Landlord and Tenant, covenant and agree as follows:

1. GRANT AND TERM

1.1 Grant. Landlord, for and in consideration of the rents herein reserved and of the covenants and agreements herein contained on the part of the Tenant to be performed, hereby leases to Tenant, and Tenant hereby lets from Landlord, sole and exclusive use, access and occupancy of the premises consisting of approximately 46,124 square feet of real property located in Phoenix, Arizona, commonly known as 840 N. Central Avenue, Phoenix, Arizona (Tax Parcel Numbers 111 40 064, 111 40 066, 111 40 068, 111 40 069B, 111 40 067C, 111 40 065B, 111 40 0072C, and 111 40 070) and depicted and described on Exhibit A attached hereto but excluding the Parking Area which shall be governed by the rights set forth in Section 17.16 below (together, the “Land”) and all the improvements located on the Land (including an approximately 23,120 square foot building) (the “Improvements,” and the Land are collectively referred to herein as the “Leased Premises”).

1.2 Term. The term of this Lease shall commence on December 8, 2023 (the “Commencement Date”) and shall end on the last day of the month in which the second anniversary of the Commencement Date occurs (the “Expiration Date”), unless sooner terminated as herein set forth. Tenant shall have the option to terminate this Lease at any time upon sixty (60) days’ prior written notice to Landlord.; provided that the effective date of such termination shall be no sooner than the first anniversary of the Commencement Date.

2. PURPOSE

2.1 Purpose. The Leased Premises shall be used and occupied for any lawful purpose, including without limitation, broadcasting activities and broadcasting studios.

2.2 Uses Prohibited. Tenant will not permit the Leased Premises to be used in any manner which would render the insurance thereon void. Tenant shall not use or occupy the Leased Premises, or permit the Leased Premises to be used or occupied, contrary to any statute, rule, order, ordinance, requirement or regulation applicable thereto (collectively, “Applicable Law”) or which would constitute a public or private nuisance or waste; provided, however, that in the event of any violation of the foregoing by or through Tenant that is not materially adverse to the Landlord, Tenant shall have the right to work directly with the local municipality to cure such violation within a reasonable amount of time and so long as Tenant is doing so with diligence, such violation shall not be deemed a violation of its obligations hereunder.

3. RENT

3.1 Rent. Beginning with the Commencement Date, Tenant shall pay to, or upon the order of Landlord until otherwise notified in writing by Landlord, as rent for the Leased Premises, at such place or places as Landlord may designate in writing from time to time, and in default of such designation then at the office of the Landlord as follows (collectively, “Rent”):

3.1.1 Triple Net Lease – Expenses. Tenant will manage, contract for and directly pay for any and all expenses for maintaining, (including, without limitation, janitorial services), repairing, replacing, operating, and insuring the Leased Premises and for all assessments, costs, fees, personal and real property taxes, charges and expenses incurred for the Leased Premises. The foregoing obligation shall include, without limitation, janitorial, general repairs (including HVAC and building systems), landscaping, refuse removal, parking lot sweeping and maintenance, pest control, utilities and security. Notwithstanding the foregoing, Tenant shall not be required to make any capital additions (as distinguished from replacements of existing components) to the Leased Premises unless (A) required by Applicable Law to do so prior to the Expiration Date or (B) elected by Tenant, in its sole discretion and at Tenant’s sole cost. In no event shall Landlord be entitled to make any change to the Leased Premises or create any circumstance whereby Tenant is obligated to incur any expense that it would not be otherwise required to incur as the Leased Premises was operated on the date before the Commencement Date. Except as expressly provided herein, Landlord will not be entitled to tender any bills or incur any expenses with respect to the Leased Premises for reimbursement by Tenant other than property taxes or assessments. Tenant will not be responsible for any portion of property taxes or assessments for which Landlord has not presented Tenant with a statement within one (1) year after the end of the fiscal tax year or calendar year to which such property taxes, or assessments relate.

3.1.2 Base Rent. In addition to the payment obligations set forth in Section 3.1.1 above (“Additional Rent”), commencing on the one year anniversary of the Commencement Date, Tenant shall also pay to Landlord a base rent equal to $13,487.00 per month (“Base Rent”). All payments of Base Rent shall be made without deduction, set off, discount or abatement in lawful money of the United States. In the event that any installment of Base Rent is not paid when due and such failure to pay continues for ten (10) days after written notice from Landlord, such unpaid amount shall bear interest at the rate of ten percent (10%) per annum from the expiration of the ten (10) day cure period until the same shall be paid. Landlord may require all amounts due hereunder to be paid by ACH or other electronic method.

3.1.3 Rent Tax. Tenant shall pay to Landlord, in addition to, and simultaneously with, any other amounts payable to Landlord under this Lease, a sum equal to the aggregate of any municipal, county, state, or federal excise, sales, use, or transaction privilege taxes now or hereafter legally levied or imposed against, or on account of, any amounts payable under this Lease by Tenant or the receipt thereof by Landlord (collectively, “Rent Tax”). Nothing contained in this Lease shall require Tenant to pay any franchise, corporate, estate, inheritance, succession, or transfer tax of Landlord or any tax upon the net income of Landlord.

3.2 Security Deposit. No security deposit is required in connection with this Lease.

4. INSURANCE

4.1 Tenant’s Insurance. Tenant shall procure and maintain policies of insurance, at its own cost and expense, insuring the Leased Premises as follows:

4.1.1 Commercial general liability with respect to the Leased Premises, the limits of which commercial general liability insurance and property damage shall be at least One Million Dollars ($1,000,000.00) per occurrence and Two Million Dollars ($2,000,000.00) aggregate;

4.1.2 Workmen’s compensation insurance as required by Applicable Law with a waiver of subrogation in favor of Landlord, if available; and

4.1.3 All-risk property insurance for damage or other loss caused by fire or other casualty or cause and property insurance for the market value of the Improvements situated upon the Leased Premises.

The foregoing commercial general liability and property insurance policies shall name Landlord and its mortgagee and its affiliates as additional insureds. The policy shall contain a clause that the insured will not cancel or change the insurance without first giving Landlord thirty (30) days’ prior written notice. Tenant shall provide Landlord with certificates of insurance reasonably acceptable to Landlord issued by each of the insurance companies issuing any of the policies required pursuant to the provisions above.

4.2 Landlord’s Insurance. Throughout the Term of this Lease, at Landlord’s sole cost and expense, Landlord shall maintain a commercial general liability policy with limits of not less than One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) general aggregate and commercial excess (umbrella) liability policy with a limit of Five Million Dollars ($5,000,000), and workers compensation and automobile liability policies for not less than the coverage amounts set forth in Section 4.1.2 above. Commercial General Liability will include Tenant and its affiliates as additional insured and contain a clause that the insured will not cancel or change the insurance without first giving Tenant thirty (30) days’ prior written notice. Landlord shall provide Tenant with certificates of insurance reasonably acceptable to Tenant issued by each of the insurance companies issuing any of the policies required pursuant to the provisions above.

4.3 Waiver of Subrogation. Tenant waives all rights of recovery against Landlord for or arising out of damage to or destruction of any property of Tenant to the extent that Tenant’s insurance policies then in force or the policies required by this Lease, whichever is broader, insure against such damage or destruction. Landlord waives all rights of recovery against Tenant for or arising out of damage to or destruction of any property of Landlord, its affiliates or its invitees located on the Leased Premises (including, without limitation, the Parking Area) to the extent that Landlord’s insurance policies then in force or the policies required by this Lease, whichever is broader, insure against such damage or destruction.

5. DAMAGE OR DESTRUCTION

5.1 Option to Repair, Restore or Rebuild. In the event that the Leased Premises are damaged by fire, explosion or other casualty, Tenant may elect to (i) terminate this Lease upon written notice to Landlord at which time the property insurance proceeds shall be assigned to Landlord (excluding only those proceeds directly attributed to any of Tenant’s personal property or relocation, if any), or (ii) repair, restore or rebuild any portion of the Leased Premises with the insurance proceeds. Rent shall not be reduced or abated during the period of such repair, restoration or rebuilding even if the Leased Premises are not tenantable.

6. CONDEMNATION

6.1 Taking of Whole. If the whole of the Lease Premises, or so much thereof, including however a portion of the Improvements, shall be taken or condemned for a public or quasi-public use or purpose by any competent authority and as a result thereof the balance of the Lease Premises cannot, in Tenant’s sole judgment, be used for the same purpose as expressed in Article 3, then and in either of such events, upon Tenant’s election and written notice to Landlord, the Lease term shall terminate when possession of the Leased Premises shall be so taken and surrendered, and any award, compensation or damages (hereinafter sometimes called the “award”), shall be paid to and be the sole property of Landlord; provided, however, any compensation specifically awarded Tenant for loss of business, Tenant’s personal property, moving cost or loss of goodwill, shall be and remain the property of Tenant.

6.2 Partial Taking. If only a part of the Leased Premises shall be so taken or condemned, Tenant may elect to (i) terminate this Lease upon written notice to Landlord, or (ii) repair, restore or rebuild any portion of the Leased Premises. In the event that Tenant elects to repair, restore or rebuild any part of the Leased Premises, the award shall be paid to Tenant and any portion of the award which has not been expended by Tenant for such repairing or restoration shall be paid to Landlord.

7 MAINTENANCE AND ALTERATIONS

7.1 Maintenance. Except with respect to the Parking Area, Tenant shall keep and maintain the interior and exterior of the Leased Premises in compliance with Applicable Law as Tenant sees fit to facilitate its use of the Leased Premises and in reasonably clean condition. Landlord shall keep and maintain the Parking Area in compliance with Applicable Law and in reasonably clean condition.

7.2 Alterations. Tenant shall not create make any alterations or additions to the Leased Premises without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed.

8 ASSIGNMENT AND SUBLETTING

8.1 Consent. Except as otherwise expressly permitted pursuant to Sections 8.2 and 8.3 below, Tenant shall not, without Landlord’s prior written consent, assign or sublet the Leased Premises or any part thereof or permit the use or occupancy of the Leased Premises or any part thereof by anyone other than Tenant. Landlord agrees that it will not unreasonably withhold, condition or delay its consent to any assignment or sublease. No permitted assignment or subletting shall relieve Tenant of Tenant’s covenants and agreements hereunder and Tenant shall continue to be liable as a principal and not as a guarantor or surety, to the same extent as though no assignment or subletting had been made.

8.2 Permitted Assignments. Notwithstanding the foregoing, upon written notice to Landlord (and without obtaining any consent), Tenant shall have the right to:

8.2.1 assign this Lease or sublet the Leased Premises to an Affiliate of Tenant. “Affiliate of Tenant” means an entity that directly or indirectly through one or more intermediaries’ controls, or is controlled by, or is under the common control with, the Tenant or its parent companies;

8.2.2 assignment of Tenant’s rights and obligations under this Lease, in whole or in part, to (i) any person agreeing to provide a majority of the programming for any of Tenant’s radio stations operated from the Leased Premises or (ii) any assignee or person under common control with the any assignee of the Federal Communications Commission radio broadcast license for any of Tenant’s radio stations operated from the Leased Premises; and

8.2.3 assign this Lease to any corporation resulting from a merger or consolidation of the Tenant or an Affiliate of Tenant so long as such successor shall execute an instrument in writing fully assuming all of the obligations and liabilities imposed upon Tenant hereunder and deliver the same to Landlord.

No assignment shall result of a release of the named Tenant hereunder following any assignment of Lease.

8.3 Landlord Assignment. Landlord acknowledges and agrees that it owns fee simple title to the Leased Premises on the Commencement Date and throughout the Term. In the event that Landlord transfers or sells the Leased Premises to any other entity or person, Landlord acknowledges and agrees that this Lease will be assigned to such purchaser and Landlord shall cause such purchaser to execute an instrument in writing fully assuming all of the obligations and liabilities imposed upon Landlord hereunder and deliver the same to Tenant promptly following any such transfer or sale. No assignment shall relieve Landlord of Landlord’s covenants and agreements hereunder and Landlord shall continue to be liable as a principal and not as a guarantor or surety, to the same extent as though no assignment had been made.

9 LIENS AND ENCUMBRANCES

9.1 Encumbering Title. Tenant shall not do any act which shall in any way encumber the title of Landlord in and to the Leased Premises, nor shall the interest or estate of Landlord in the Leased Premises be in any way subject to any claim by way of lien or encumbrance, whether by operation of law or by virtue of any express or implied contract by Tenant. Any claim to, or lien upon, the Leased Premises arising from any act or omission of Tenant shall accrue only against the leasehold estate of Tenant and shall be subject and subordinate to the paramount title and rights of Landlord in and to the Leased Premises.

9.2 Liens and Right to Contest. Tenant shall not permit the Leased Premises to become subject to any mechanics’, laborers’ or materialmen’s lien on account of labor or material furnished to Tenant or claimed to have been furnished to Tenant in connection with work of any character performed or claimed to have been performed on the Leased Premises by, or at the direction or sufferance of, Tenant; provided, however, that Tenant shall have the right to contest in good faith and with reasonable diligence, the validity of any such lien or claimed lien if Tenant shall give to Landlord such security as may be deemed satisfactory to Landlord to insure payment thereof and to prevent any sale, foreclosure, or forfeiture of the Leased Premises by reason of non-payment thereof; provided further, however, that on final determination of the lien or claim for lien, Tenant shall immediately pay any judgment rendered, with all proper costs and charges, and shall have the lien released and any judgment satisfied. If Tenant fails to have any such lien released or judgement satisfied within 10 days written notice of such failure from Landlord, then Landlord may pay any such lien and Tenant shall reimburse Landlord for Landlord’s cost associated with the same with interest at 10% per annum from the date expended by Landlord until paid by Tenant.

10 UTILITIES

10.1 Utilities. The cost of all services, including but not limited to gas, water, sewer and electricity shall be contracted and paid for by Tenant.

11 INDEMNITY AND WAIVER

11.1 Indemnity.

11.1.1 Tenant’s Indemnity. To the extent permitted by Applicable Law and except to the extent arising out of the gross negligence or willful misconduct of the Landlord, Tenant will protect, indemnify and save harmless Landlord, Landlord’s affiliated companies and their respective agents, members, managers, officers, employees and agents (each a “Landlord Party”, and collectively, “Landlord Parties”) from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses (including without limitation, reasonable attorneys’ fees and expenses) (collectively, “Losses”) imposed upon or incurred by or asserted against any Landlord Party by reason of (a) any accident, injury to or death of persons or loss of or damage to property occurring on or about the Leased Premises or resulting from any act or omission of Tenant or anyone claiming by, through or under Tenant; (b) any failure on the part of Tenant to perform or comply with any of the terms of this Lease; or (c) performance of any labor or services or the furnishing of any materials or other property on behalf of Tenant in respect of the Leased Premises or any part thereof. If any action, suit or proceeding is brought against any Landlord Party by reason of any such occurrence, Tenant will, at Tenant’s expense, resist and defend such action, suit or proceeding, or cause the same to be resisted and defended by counsel reasonably approved by Landlord.

11.1.2 Landlord’s Indemnity. To the extent permitted by Applicable Law and except to the extent arising out of the gross negligence or willful misconduct of the Tenant, Landlord will protect, indemnify and save harmless Tenant and Affiliates of Tenant and their respective agents, members, managers, officers, employees and agents (each a “Tenant Party”, and collectively, “Tenant Parties”) from and against all Losses imposed upon or incurred by or asserted against any Tenant Party by reason of (a) any accident, injury to or death of persons or loss of or damage to property resulting from any act or omission of Landlord or anyone claiming by, through or under Landlord; (b) any failure on the part of Landlord to perform or comply with any of the terms of this Lease; (c) performance of any labor or services or the furnishing of any materials or other property on behalf of Landlord in respect of the Leased Premises or any part thereof, or (d) any accident, injury to or death of persons or loss of or damage to property resulting from use of the Parking Area or presence in the Parking Area by any person or entity other than Tenant or its employees. If any action, suit or proceeding is brought against any Tenant Party by reason of any such occurrence, Landlord will, at Landlord’s expense, resist and defend such action, suit or proceeding, or cause the same to be resisted and defended by counsel reasonably approved by Tenant.

11.2 Waiver of Certain Claims. Except with respect to claims arising from or as a result of Landlord’s (and its invitees’) use and operation of the Parking Area, Tenant waives all claims it may have against any Landlord Party for damage or injury to person or property sustained by Tenant or any persons claiming through Tenant or by any occupant of the Leased Premises, or by any other person, resulting from any part of the Leased Premises or any of its improvements, equipment or appurtenances becoming out or repair, or resulting from any accident on or about the Leased Premises or resulting directly or indirectly from any act or neglect of any tenant or occupant of any part of the Leased Premises or of any other person, excluding Landlord and Landlord Parties. This Section 11.2 shall include, but not by way of limitation, damage cause by water, snow, frost, steam, excessive heat or cold sewage, gas, odors, or noise, or caused by bursting or leaking of pipes or plumbing fixtures, and shall apply equally whether any such damage results from the act or neglect of Tenant or of any other person, excluding Landlord, and whether such damage be caused by or result from anything or circumstance above mentioned or referred to, or to any other thing or circumstance whether of a like nature or of a wholly different nature. All personal property belonging to Tenant or any occupant of the Leased Premises that is in or on any part of the Leased Premises shall be there at the risk of Tenant or of such other person only, and Landlord shall not be liable for any damage thereto or for the theft or misappropriation thereof.

12 INSPECTION & TESTING; ZONING CHANGES

12.1 Zoning/Permit Changes. Landlord acknowledges and agrees that in the event that it becomes aware of any proposed change or addition to any Applicable Law that would reasonably be expected to adversely affect the Tenant’s ability to operate from the Leased Premises in accordance with this Lease prior to the Expiration Date, it shall promptly notify Tenant in writing thereof. In no event will Landlord suggest, support or apply for any such change or addition in Applicable Law or the zoning or other authorizations for the Leased Premises that would reasonably be expected to negatively affect the Leased Property or Tenant’s existing use of the prior to the Expiration Date.

12.2 Inspection. Landlord, or Landlord’s agent, may only enter the Leased Premises when accompanied by Tenant’s representative for the limited purpose of viewing same, and also for the purpose of showing the Leased Premises to persons wishing to purchase or develop the same or to perform non-invasive testing or planning activities. No invasive activities or inspections shall be permitted except as set forth in Section 12.3. Such entry by Landlord shall be at reasonable times during normal business hours agreed upon by Landlord and Tenant, as long as such access will not result in any disruption of Tenant’s radio broadcasting business and can be done safely and without potential damage to the radio station equipment or property. Purchaser and its agents shall provide not less than two business days’ prior notice to Seller which notice may be given by email or telephone to each of Dave Pugh (david.pugh@audacy.com cell 415-971- 3001) and Frank Magarelli (frank.magarelli@audacy.com cell 480-797-1033). After making such tests and inspections, Landlord shall (1) promptly pay when due the costs of such work; (2) not permit any liens to attach to the Leased Premises; (3) restore the improvements and the surface of the Leased Premises to the condition in which the same were found immediately prior to any such work, and any restoration plans must be approved by Tenant in writing; and (4) prior to entering the Leased Premises to conduct the inspections and tests described herein, Landlord and its contractors shall deliver to Tenant evidence of commercial general liability insurance, with Tenant (and, if applicable Landlord) as an additional insured in connection with such activities, which insurance policies must have limits for bodily injury and death of not less than One Million Dollars ($1,000,000) for any one occurrence and not less than Two Million Dollars ($2,000,000) for all occurrences. Landlord and all contractors that enter the Leased Premises on Landlord’s behalf shall also provide evidence of workers compensation insurance in accordance with state law. Notwithstanding the foregoing, to the extent of any Physical Testing at the Leased Premises, Landlord and its contractors shall also carry an umbrella policy of $5,000,000 and Seller and its affiliated companies and representatives shall be named additional insureds on such umbrella policy.

12.3 Invasive Activities. Neither Landlord or its agents or representatives shall conduct any invasive physical testing, drilling, boring, sampling or removal of, on or through the surface of the Leased Premises (or any part or portion thereof) including, without limitation, any ground borings or invasive testing of the Improvements (collectively, “Physical Testing”) without providing Tenant with a specific plan for such testing at least two (2) business days’ prior to conducting such invasive testing for Tenant’s prior written (including by email) approval of such work. By way of example, but in no way in limitation, in connection with any Physical Testing, Tenant may require that: (i) any staking of the Leased Premises lines shall be no deeper than 2 inches; (ii) Landlord shall provide Tenant the exact location of where such samples would be taken; (iii) any boring holes must be backfilled with a bentonite-based grout and topped with the drill cuttings from the native soil and finished seamlessly with the same ground level finish as is currently in place (i.e. asphalt, concrete, etc..); (iv) prior to any soil borings, Landlord must approve the exact locations of such borings provided that Tenant shall be responsible to repair of any damage caused by the Physical Testing, even if Tenant approves the location of the Physical Testing; (v) Tenant shall have no obligation to approve of any Physical Testing that results in an loud noise of vibration that could potentially disrupt Tenant’s broadcast from the Leased Premises; and (v) Tenant shall have no obligation to approve of any Physical Testing that occurs inside of the Improvements.

13 QUIET ENJOYMENT

13.1 Quiet Enjoyment. So long as Tenant is not in default under the covenants and agreements of this Lease beyond any applicable notice and cure periods, Tenant’s quiet and peaceable enjoyment of the Leased Premises shall not be disturbed or interfered with by Landlord or by any person claiming by, through or under Landlord.

14 SUBORDINATION OR SUPERIORITY

14.1 Subordination. Landlord shall have the right to subordinate this Lease to any deed of trust or mortgage encumbering the Leased Premises, any advances made on the security thereof and any renewals, modifications, consolidations, replacements or extensions thereof, whenever made or recorded. Tenant shall cooperate with Landlord and any lender or purchaser which is acquiring a security interest in the Leased Premises or this Lease. Tenant shall execute such further documents and assurances as such lender or purchaser may require, provided that Tenant’s obligations under this Lease shall not be increased in any material way (the performance of ministerial acts shall not be deemed material), and Tenant shall not be deprived of its rights under this Lease. Tenant’s right to quiet possession of the Leased Premises during the Term shall not be disturbed if Tenant pays the rent and performs all of Tenant’s obligations under this Lease and is not otherwise in default. If any beneficiary or mortgagee elects to have this Lease prior to the lien of its deed of trust or mortgage and gives written notice thereof to Tenant, this Lease shall be deemed prior to such deed of trust or mortgage whether this Lease is dated prior or subsequent to the date of said deed of trust or mortgage or the date of recording thereof.

14.2 Attornment. If Landlord’s interest in the Leased Premises is acquired by any beneficiary under a deed of trust, mortgagee or purchaser, Tenant shall attorn to the transferee of or successor to Landlord’s interest in the Leased Premises and recognize such transferee or successor as Landlord under this Lease. Tenant waives the protection of any statute or rule of law which gives or purports to give Tenant any right to terminate this Lease or surrender possession of the Leased Premises upon the transfer of Landlord’s interest.

14.3. SNDA. Tenant shall sign and deliver a Subordination Non-Disturbance and Attornment Agreement (“SNDA”) requested by Landlord so long as the form is reasonably agreed upon by Tenant and such agreement does not alter the terms and conditions of this Lease. Tenant shall return a signed copy of such SNDA or a signed copy with reasonable alterations to such SNDA within ten (10) business days Tenant’s receipt of such SNDA from Landlord.

15 SURRENDER

15.1 Surrender. Upon the termination of this Lease, whether by forfeiture, lapse of time or otherwise, or upon the termination of Tenant’s right to possession of the Leased Premises, Tenant will surrender and deliver up the Leased Premises, together with all improvements thereon, in “as-is, where-is” condition. Landlord agrees that it will accept the Leased Premises as then existing, without any obligation on the part of Tenant to rebuild, repair or demolish any portion of the Leased Premises. All additions, hardware, non-trade fixtures and all improvements, temporary or permanent, in or upon the Leased Premises placed there by Tenant shall become Landlord’s property and shall remain upon the Leased Premises upon such termination of this Lease by lapse of time or otherwise, without compensation or allowance or credit to Tenant, unless Tenant elects to remove such items pursuant to Section 15.2.

15.2 Removal of Tenant’s Property. Upon the termination of this Lease whether by forfeiture, lapse of time or otherwise, or upon the termination of Tenant’s right to possession of the Leased Premises, Tenant shall have no obligation to remove any towers, trade fixtures, personal property, equipment or materials nor have any obligation whatsoever to restore or repair the Leased Premises and the Leased Premises shall be surrendered in ” as is” condition, except that, at Tenant’s sole cost and expense, Tenant shall (a) remove all of Tenant’s moveable personal property, (b) the Improvements will be returned in broom clean condition, (c) Tenant may elect to remove any of its equipment or fixtures (including, without limitation, generator system), (d) remove all of it broadcast antennas from the roof (and repair/patch any damaged caused by such removal in coordination with Landlord’s roofing contractor), and (e) all conduits and cabling/data lines shall remain in place but, if necessary for safety purposes in connection with any equipment removal by Tenant, all electric wiring and other wiring removed or abandoned by Tenant in the shall be professionally capped and made safe by Tenant.

15.3 Holding Over. If Tenant retains possession of the Leased Premises after the expiration or earlier termination of the Term or Tenant’s right to possession of the Leased Premises, such holdover shall be deemed to create a month to month tenancy and Tenant shall pay rent during such holding over at 125% of the rate in effect immediately preceding such holdover computed on a monthly basis for each month or partial month that Tenant remains in possession of the Premises (the “Holdover Rent”). Such holding over by Tenant, and Landlord’s collection of any rent therefor, shall not serve as permission for Tenant’s continued occupancy of the Premises nor serve to extend the Term. The provisions of this Section 15.3 shall not be deemed to be a waiver of Landlord’s right of re-entry or right to regain possession by actions at law or in equity or any other rights under this Lease, and any receipt of payment of Holdover rent by Landlord shall not be deemed a consent by Landlord to Tenant’s remaining in possession.

16 DEFAULT AND REMEDIES

16.1 Tenant Defaults. The failure by Tenant to perform or honor any covenant, condition or representation made under this Lease shall constitute a default hereunder by Tenant upon the expiration of the applicable grace period hereinafter provided. Tenant shall have a period of ten (10) days from the date of written notice from Landlord within which to cure any default in the payment of Rent; provided that Landlord shall only deliver two (2) notices of non-payment of Rent in any calendar year and with respect to third and subsequent Rent payment failures, Tenant shall be in default hereunder on the tenth (10th) day following the due date. Tenant shall have a period of thirty (30) days after the date of written notice from Landlord within which to cure any other default under this Lease; provided, however, that if the nature of Tenant’s obligations are such that more than thirty (30) days are required for performance, then Tenant shall not be in default if Tenant commences performance within such thirty (30) day period and thereafter diligently prosecutes the same to completion. Upon Tenant’s failure to cure a default hereunder after the applicable cure period, if any, Landlord may terminate this Lease. Upon termination of this Lease, Landlord may re-enter the Leased Premises with process of law using such force as may be necessary, and remove all persons, fixtures and chattels therefrom, and Landlord shall not be liable for any damages resulting therefrom. Such re-entry and repossession shall not work a forfeiture of the rents or other charges to be paid and covenants to be performed by Tenant. No remedy herein or otherwise conferred upon or reserved to Landlord shall be considered to exclude or suspend any other remedy but the same shall be cumulative and shall be in addition to every other remedy given hereunder, or now or hereafter existing at law or in equity or by statute, and every power and remedy given by this Lease to Landlord may be exercised from time to time and so often as occasion may arise or as may be deemed expedient.

16.2 No Waiver. No delay or omission or Landlord to exercise any right or power arising from any default shall impair any such right or power or be construed to be a waiver of any such default or any acquiescence therein. No waiver of any breach of any of the covenants of this Lease shall be construed, taken or held to be a waiver of any other breach or waiver, acquiescence in or consent to any further or succeeding breach of the same covenant.

16.3 Right Of Landlord To Perform. All terms, covenants and conditions of this Lease to be performed or observed by Tenant shall be performed or observed by Tenant at Tenant’s sole cost and expense and without any reduction of rent. If Tenant shall fail to perform any other term or covenant hereunder on its part to be performed beyond any applicable cure period, and such failure shall continue for five (5) business days after written notice thereof by Landlord of its intention to exercise the rights under this Section 16.3, Landlord, without waiving or releasing Tenant from any obligation of Tenant hereunder, may, but shall not be obliged to, make any such payment or perform any such other term or covenant on Tenant’s part to be performed. All sums so paid by Landlord and all necessary costs of such performance by Landlord together with interest thereon at the rate of ten percent (10%) per annum from the date of such payment or performance by Landlord, and shall be paid (and Tenant covenants to make such payment) to Landlord on demand by Landlord upon delivery of an invoice of its out of pocket expenses accompanies by verifiable receipts, and Landlord shall have (in addition to any other right or remedy of Landlord) the same rights and remedies in the event of nonpayment by Tenant as in the case of failure by Tenant in the payment of rent hereunder.

17 MISCELLANEOUS

17.1 Estoppel Certificates. Tenant shall at any time and from time to time upon not less than ten (10) days prior written request from Landlord execute, acknowledge and deliver to Landlord, in form reasonably satisfactory to Tenant and Landlord, a written statement certifying that Tenant, except as otherwise set forth in such Estoppel Certificate by Tenant, has accepted the Leased Premises, that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as modified and stating the modifications), that the Landlord is not in default hereunder, the date to which the rental and other charges have been paid in advance, if any, or such other accurate certification as may reasonably be required by Landlord or Landlord’s mortgagee. It is intended that any such statement delivered pursuant to this Section may be relied upon by any prospective purchaser of the Leased Premises, mortgagee of the Leased Premises and their respective successors and assigns.

17.2 Amendments Must Be in Writing. None of the covenants, terms or conditions of this Lease, to be kept and performed by either party, shall in any manner be altered, waived, modified, changed or abandoned except by a written instrument, duly signed, acknowledged and delivered by the other party; and no act or acts, omission or omissions or series of acts or omissions, or waiver, acquiescence or forgiveness by Landlord or Tenant as to any default in or failure of performance, either in whole or in part, by the other party, of any of the covenants, terms and conditions to this Lease, shall be deemed or construed to be a waiver of the right at all times thereafter to insist upon the prompt, full and complete performance of each and all the covenants, terms and conditions hereon thereafter to be performed in the same manner and to the same extent as the same as herein covenanted to be performed by such party.

17.3 Notices. Any and all notices, requests, demands or other communications hereunder shall be deemed to have been duly given if in writing and if transmitted by hand delivery with receipt therefor, by overnight courier or by registered or certified mail, return receipt requested, first class postage prepaid addressed as follows (or to such new address as the addressee of such a communication may have notified the sender thereof in writing) (the date of such notice shall be the date of actual delivery to the recipient thereof):

To Tenant:	Audacy Arizona, LLC
2400 Market Street, 4th Floor
Philadelphia, Pennsylvania 19103
Attention: Real Estate – Phoenix

With a copy to:	Linsey N. Cohen
Gould & Ratner
222 North LaSalle Suite 300
Chicago, Illinois 60601

To Landlord:	Main & Main Roro Property Owner, LLC
214 East Roosevelt Street
Phoenix, Arizona 85004
Attention: Jordan Taylor

With a copy to:	Law Office of Kristin Henry, PC
111 East Dunlap Avenue, Suite 1-229
Phoenix, Arizona 85020
Attention: Kristin Henry

Notice from a party’s attorney shall be deemed notice from such party and notice to a party’s attorney shall be deemed notice to such party.

17.4 Time of Essence. Time is of the essence of this Lease, and all provisions herein relating thereto shall be strictly construed.

17.5 Relationship of Parties. Nothing contained herein shall be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership, or of joint venture by the parties hereto, it being understood and agreed that no provision contained in this Lease nor any acts of the parties hereto shall be deemed to create any relationship other than the relationship of Landlord and Tenant.

17.6 Captions. The captions to this Lease are for convenience only and are not to be construed as part of this Lease and shall not be construed as defining or limiting in any way the scope or intent of the provisions hereof.

17.7 Severability. If any term or provision or this Lease shall to any extent be held invalid or unenforceable, the remaining terms and provisions of this Lease shall not be affected thereby, but each term and provision of this Lease shall be valid and be enforced to the fullest extent permitted by law.

17.8 Law Applicable. This Lease shall be construed and enforced in accordance with the laws of the state of Arizona, without regard to its conflicts of laws provisions.

17.9 Covenants Binding on Successors. All of the covenants, agreements, conditions and undertakings contained in the Lease shall extend, inure to and be binding upon the heirs, executors, administrators, successors and assigns or the respective parties hereto, the same as if they were in every case specifically named, and wherever in this Lease reference is made to either of the parties hereto, it shall be held to include and apply to, wherever applicable, the heirs, executors, administrators, successors and assigns of such party. Nothing herein contained shall be construed to grant or confer upon any person or persons, firm, corporation or governmental authority, other than the parties hereto, their heirs, executors, administrators, successors and assigns, any right, claim or privilege by virtue of any covenant, agreement, condition or undertaking in this Lease contained.

17.10 Landlord Means Owner. The term “Landlord” as used in this Lease, so far as covenants or obligations on the part of Landlord are concerned, shall be limited to include only the owner or owners at the time in question of the fee of the Leased Premises.

17.11 Disturbance of Broadcasting. Landlord acknowledges and confirms its understanding that the Leased Premises is used for broadcasting and that Landlord is not permitted to create any sounds, interruptions or vibrations or take any actions which Tenant believes (in its sole discretion) will or could interfere with its broadcasting activities from the Leased Premises.

17.12 Recordation of Lease. No memorandum of lease shall be recorded with respect to the Leased Premises.

17.13 Counterpart Copies; Electronic Signature & Exchange. This Lease may be executed in two or more counterpart copies (including electronically mailed PDFs), all of which counterparts shall have the same force and effect as if all parties hereto had executed a single copy of this Lease. The parties hereto consent and agree that this Lease may be signed and/or transmitted by e-mail of a .pdf document or using electronic signature technology (e.g., via DocuSign or similar electronic signature technology), and that such signed electronic record shall be valid and as effective to bind the party so signing as a paper copy bearing such party’s handwritten signature.

17.14 Entire Agreement. This Lease and the Exhibits attached hereto contain the final and entire agreement between the parties hereto with respect to the subject matter hereof and are intended to be an integration of all prior negotiations and understandings. Landlord, Tenant and their agents shall not be bound by any terms, conditions, statements, warranties or representations, oral or written, not contained herein. No change or modifications to this Lease shall be valid unless the same is in writing and signed by the parties hereto. Each party reserves the right to waive any of the terms or conditions of this Lease which are for their respective benefit and to consummate the transaction contemplated by this Agreement in accordance with the terms and conditions of this Lease which have not been so waived. Any such waiver must be in writing signed by the party for whose benefit the provision is being waived.

17.15 Publication. Notwithstanding anything herein to the contrary, Landlord may during the Lease Term publicize or publish matters related to Landlord’s demolition, development or potential development of the Leased Premises for any concept whatsoever.

17.16 Parking. Landlord shall have exclusive use and possession of the parking area shown in red on Exhibit B attached hereto during the Term hereof (“Parking Area”) subject to the following:

(a)	At no cost to Tenant, exclusive use by Tenant of (i) thirty-two (32) parking spaces during regular business hours (Monday through Friday from 8am through 6:30pm) at the locations circled in red on Exhibit B attached hereto and (ii) three (3) parking spaces 24 hours per day/7 days per week at the locations “starred” in red on Exhibit B attached hereto (together, the “Exclusive Tenant Spaces”);

(b)	Landlord shall install, at its sole expense, “reserved” signage with respect to all of the Exclusive Tenant Spaces and shall provide Tenant with no less than 45 parking passes, if applicable, so long as Tenant does not use more than 32 parking spaces at any one time during business hours;

(c)	Tenant shall provide all of its permitted users of the Exclusive Tenant Spaces with parking stickers and/or placards that will be used to confirm that such vehicle is an authorized Tenant parker in the Exclusive Tenant Spaces;

(d)	Landlord shall be responsible for arranging for a towing company to remove unauthorized vehicles from the Parking Area and shall provide Tenant with a 24/7 contact at such authorized towing company who will remove, at no cost or expense to Tenant, any unauthorized vehicle from the Exclusive Tenant Space son request by Tenant;

(e)	Tenant shall have no further right to use any other portions of the Parking Area (other than the Exclusive Tenant Spaces) nor the right to sublease any use of the Exclusive Tenant Space except to a permitted assignee of the Leased Premises pursuant to Section 8;

(f)	Notwithstanding anything to the contrary in this Lease, in no event shall Tenant (nor Tenant’s insurer) be liable to Landlord or any other third party for any damage or injury that occurs within or as a result of Landlord’s and its invitees’ use of the Parking Area;

(g)	On the first day of each month during the Term, Landlord shall pay Tenant $5,000.00 per calendar month (pro-rated for partial months) to Tenant. In the event that Landlord fails to deliver such payment to Tenant by the 15th of that month, Tenant shall have the right (but not the obligation) to deduct such unpaid amount from the following calendar month’s Rent;

(h)	Landlord may install signage, fencing and other improvements in the Parking Area (other than the Exclusive Tenant Spaces) and operate such area as an hourly, paid parking lot with Landlord to retain all rents and profits from such use; provided, however, that Landlord will not do any work in the Parking Area without the prior written approval of any plan by Tenant (which can be denied if it is reasonably expected to interfere in any way with Tenant’s operations from the Building, risk of damage to any of Tenant’s equipment or wiring/cables, or adversely affect Tenant’s right of access to its equipment or any fixtures in the Parking Area (including wires/conduits) or the Building. Landlord will coordinate the scheduling of all approved work with Tenant in order to minimize disruption to Tenant’s access to and operation of its business from the Leased Premises and Parking Area;

(i)	No use by the Landlord of the Parking Area may interfere in any way to use, maintain, repair and access any equipment or fixtures located in the Parking Area and used by Tenant, including, without limitation, the generator, HVAC units, tower and all of the above- ground and underground cabling and power lines associated with any such equipment;

(j)	Tenant has the right (but not the obligation) to maintain its own security system in the Parking Area and/or exterior of the Building;

(k)	In addition to any other remedy set forth in this Lease or available to Tenant in law or equity, in the event that Landlord breaches any of its obligation pursuant to this Section 17.16 and Landlord failures to sure such breach within thirty (30) days after the date of written notice from Tenant (provided, however, that (X) if the nature of Landlord’s obligations are such that more than thirty (30) days are reasonably required for performance, then Landlord shall not be in default if Landlord commences performance within such thirty (30) day period and thereafter diligently prosecutes the same to completion or (Y) in the event of an emergency situation that materially impacts Tenant’s access to or use of the Leased Premises, such shorter cure period as is reasonable under the circumstances and set forth in the notice letter from Tenant), then Tenant shall have the right upon written notice to Landlord to terminate all of Landlord’s rights to utilize the Parking Area pursuant to this Section 17.16; and

(l)	For the avoidance of doubt, the area indicated with a larger red “X” on the attached Exhibit B (“Back Lot”) shall not be included in the definition of the Parking Area and such Back Lot shall be and remain part of the Leased Premises and used exclusively by Tenant, including, without limitation, for parking of Tenant and contractor vehicles and loading area. In all events, Landlord shall ensure that Tenant’s ability to access (or to grant access to any of its contractors) to the Back Lot shall be unimpeded.

[Signatures page(s) follows]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease the day and year first above written.

LANDLORD:

MAIN & MAIN RORO PROPERTY OWNER, LLC,
a Delaware limited liability company

By: MAIN & MAIN RORO QOZB, LLC,
a Delaware limited liability company, Member

By: MAIN & MAIN RORO OZ, LLC,
a Delaware limited liability company, Member

By: CENTRAL RORO MANAGER, LLC,
a Delaware limited liability company, Manager

/s/ James Jason Merck
James Jason Merck, Manager

/s/ Jordan I. Taylor
Jordan I. Taylor, Manager

TENANT:

AUDACY ARIZONA, LLC,
a Delaware limited liability company

By:	/s/ Carmela Masi Its
Its Vice President

Signature Page

EXHIBIT "A"

Legal Description

PARCEL NO. 1:

Lots 18, 19, 20, 21, 22, 24 and 26, Block H, BENNETT PLACE, a subdivision recorded in Book 2 of Maps, page 43 records of Maricopa County, Arizona;

EXCEPT those portions of Lots 19 and 21 lying West of the following described line:

BEGINNING at a point on the North line of said Lot 21 from which the Northwest corner thereof bears North 89 degrees 49 minutes 41 seconds West a distance of 65.50 feet, being a point on a non-tangent circular curve concave Southeasterly, the radius point of which bears South 58 degrees 44 minutes 55 seconds East a distance of 602.00 feet;

THENCE Southwesterly along the arc of said curve through a central angle of 10 degrees 35 minutes 22 seconds a distance of 111.26 feet to a point on the South line of said Lot 19 from which the Southwest corner thereof bears North 89 degrees 49 minutes 41 seconds West a distance of 16.83 feet and the terminus of the line described herein; and

EXCEPT that portion of Lot 26 lying North of the following described line:

BEGINNING at a point on the East line of said Lot 26 from which the Northeast corner thereof bears North 00 degrees 02 minutes 28 seconds West a distance of 16.17 feet;

THENCE South 83 degrees 38 minutes 38 seconds West a distance of 34.60 feet to the point of curvature of a circular curve concave Northerly, having a radius of 1584.33 feet;

THENCE Westerly along the arc of said curve through a central angle of 03 degrees 49 minutes 45 seconds a distance of 105.88 feet to a point on the West line of said Lot 26 from which the Northwest corner thereof bears North 00 degrees 02 minutes 03 seconds West a distance of 28.62 feet and the terminus of the line described herein.

PARCEL NO. 2:

Those parts of Lots 23 and 25, Block H, BENNETT PLACE, a subdivision recorded in Book 2 of Maps, page 43 records of Maricopa County, Arizona, described as follows:

BEGINNING at Northeast corner of said Lot 25;

THENCE South 00 degrees 02 minutes 03 seconds East along the East line thereof a distance of 29.43 feet to a point on a non-tangent circular curve concave Northerly, the radius point of which bears North 01 degrees 48 minutes 11 seconds West a distance of 1584.33 feet and the TRUE POINT OF BEGINNING;

THENCE Westerly along the arc of said curve through a central angle of 01 degrees 00 minutes 35 seconds a distance of 27.92 feet to a point;

THENCE South 34 degrees 14 minutes 49 seconds West a distance of 52.36 feet to a point of curvature of a circular curve concave Southeasterly having a radius of 602.00 feet;

THENCE Southwesterly along the arc of said curve through a central angle of 02 degrees 59 minutes 44 seconds a distance of 31.47 feet to a point on the South line of said Lot 23 from which the Southwest corner thereof bears North 89 degrees 49 minutes 41 seconds West a distance of 65.05 feet;

THENCE Easterly along said South line to the Southeast corner of said Lot 23;

THENCE Northerly to the TRUE POINT OF BEGINNING.

PARCEL NO. 3:

All of that certain abandoned alley, lying North of the Westerly extension of the North line of Lot 22, and all of said abandoned alley lying South of the Westerly extension of the North line of said Lot 22 and the Easterly extension of the North line of Lot 21 all in Block H, BENNETT PLACE, according to Book 2 of Maps, page 43, records of Maricopa County, Arizona, as abandoned by Resolution recorded in Document No. 85-580369, records of Maricopa County, Arizona.

LESS AND EXCEPT THE FOLLOWING:

A part of Lots 19, 21, 23, 25 & 26, Block H, of Bennett Place Subdivision, recorded in Book 2 of Maps, Page 43 or Parcel 1, 2 & 3 of ALTA/ACSM Land Title Survey, recorded in Book 424 of Maps, Page 18 and located in the Southwest Quarter (SW ¼) of Section 5, Township 1 North, Range 3 East of the Gila and Salt River Base Meridian, Maricopa County, Arizona. More particularly described as follows:

Commencing at the intersection of Central Avenue and Roosevelt Street, said point also being the Center of said Section 5;

Thence, South 84°47'12" East, a distance of 16.40 feet, said point being a brass cap flush;

Thence, South 83°57'16" West, along the new centerline alignment of Roosevelt Street (West), a distance of 67.63 feet;

Thence, South 00°11'35" West, a distance of 43.26 feet to the Point of Beginning;

Thence, Continuing South 00°11'35" West, a distance of 9.05 feet;

Thence, South 83°57'32" West, a distance of 33.89 feet to the beginning of a non-tangent curve whose 1593.33 foot radius bears North 06°02'28" West and is concave Northerly;

Thence, Northwesterly, along said curve, through a central angle of 5°23'12", a distance of 149.79 feet;

Thence, South 62°04'37" West, a distance of 19.44;

Thence, North 34°29'47" East, a distance of 21.91 feet to a point of cusp of a curve whose 1584.33 foot radius bears North 00°29'08" West and is concave Northwesterly;

Thence, Northeasterly, along said curve, through a central angle of 5°33'21", a distance of 153.62 feet;

Thence, North 83°57'16" East, a distance of 34.87 feet to the Point of Beginning.

AND ALSO:
Commencing at the 1st Avenue and McKinley Street;

Thence, North 00°52'37" East, along the centerline of 1st Avenue, a distance of 260.69 feet to the point of curvature of a non-tangent curve whose 630.00 feet radius bears North 89°07'16" East and is concave to the Northeast;

Thence, Northeasterly along said curve and centerline, through a central angle of 27°34'00", a distance of 303.11 feet;

Thence, South 63°18'43" East, a distance of 28.00 feet to the Point of Beginning;

Thence, Continuing South 63°18'43" East, a distance of 1.50 feet;

Thence, South 24°18'26" West, a distance of 49.89 feet;

Thence, North 68°04'26" West, a distance of 1.50 feet to the point of curvature of a non-tangent curve whose 602.00 feet radius bears South 68°04'27" East and is concave to the Southeast;

Thence, Northeasterly along said curve, through a central angle of 4°45'43", a distance of 50.03 feet to the Point of Beginning.

These tracts contain 1865.0 Square Feet or 0.043 Acres, more or less.

Exhibit B

Land parcels are outlined below in red bubble outline, subject to the exception described in the legal description on the preceding pages.

B-1

Parking Area

●	The “Parking Area” is highlighted in green

●	The areas circled in red are the Exclusive Tenant Spaces during business hours.

●	The spaces with red stars are the Exclusive Tenant Spaces 24 hours per day/7 days per week.

●	The large red X is the Back Lot, which is not part of the Parking Area and remains for Tenant’s exclusive use 24/7

N 1st Ave
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N Central Ave
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B-2